Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(UNAUDITED)

Management’s Responsibilities over Financial Reporting

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
May 10, 2016	May 10, 2016

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 and 2015
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Loss and Comprehensive Loss provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods. Also, it provides a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

		Three Months Ended March 31,
	Note	2016	2015

Revenues	5	$66,509	$54,569

Cost of sales (excludes depletion, depreciation and amortization)	6	37,262	32,336
Gross margin		29,247	22,233

Depletion, depreciation and amortization		19,878	17,237
Mine operating earnings		9,369	4,996

General and administrative expenses	7	3,875	4,339
Share-based payments		1,147	1,609
Foreign exchange gain		(1,744)	(1,512)
Operating earnings		6,091	560

Investment and other (loss) income	8	(44)	1,792
Finance costs	9	(4,695)	(1,620)
Earnings before income taxes		1,352	732

Income taxes
Current income tax expense	20	948	143
Deferred income tax expense	20	7,837	1,694
		8,785	1,837

Net loss and comprehensive loss for the period		$(7,433)	$(1,105)

Loss per common share
Basic and diluted	10	$(0.05)	$(0.01)

Weighted average shares outstanding
Basic and diluted	10	155,692,432	117,594,640

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 and 2015
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended March 31,
	Note	2016	2015

Operating Activities
Net loss and comprehensive loss for the period		$(7,433)	$(1,105)
Adjustments for:
Depletion, depreciation and amortization		20,067	17,419
Share-based payments		1,147	1,609
Income tax expense	20	8,785	1,837
Finance costs	9	4,695	1,620
Other	23	(2,289)	(4,066)
Operating cash flows before movements in working capital and taxes		24,972	17,314
Net change in non-cash working capital items	23	(1,285)	(8,333)
Income taxes paid		(1,579)	(2,631)
Cash generated by operating activities		22,108	6,350

Investing Activities
Expenditures on mining interests		(7,790)	(11,366)
Acquisition of property, plant and equipment		(1,658)	(786)
Deposits paid for the acquisition of non-current assets		(56)	(1,259)
Proceeds from disposal of marketable securities		48	-
Cash used in investing activities		(9,456)	(13,411)

Financing Activities
Proceeds from exercise of stock options		1,614	-
Proceeds from term loan, net of issuance cost	17(a)	33,709	-
Proceeds from revolving credit facility, net of issuance cost	17(b)	16,161	-
Repayment of prepayment facilities	18	(31,604)	(5,689)
Repayment of SilverCrest credit facility	17(b)	(15,000)	-
Repayment of lease obligations		(2,508)	(3,541)
Finance costs paid		(4,450)	(1,132)
Cash used in financing activities		(2,078)	(10,362)

Effect of exchange rate on cash and cash equivalents held in foreign currencies		141	(538)
Increase (decrease) in cash and cash equivalents		10,574	(17,423)
Cash and cash equivalents, beginning of period		51,018	40,345
Cash and cash equivalents, end of period		$61,733	$22,384

Cash		$61,114	$22,384
Short-term investments		619	-
Cash and cash equivalents, end of period		$61,733	$22,384

Supplemental cash flow information	23

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2016 AND DECEMBER 31, 2015
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	March 31, 2016	December 31, 2015
Assets

Current assets
Cash and cash equivalents		$61,733	$51,018
Trade and other receivables	11	24,500	24,491
Income taxes receivable		1,567	-
Inventories	12	20,199	22,204
Other financial assets	13	7,751	5,701
Prepaid expenses and other		1,795	1,371
Total current assets		117,545	104,785

Non-current assets
Mining interests	14	384,911	387,337
Property, plant and equipment	15	251,535	259,741
Deposits on non-current assets		3,526	3,484
Deferred tax assets	20	37,063	34,353

Total assets		$794,580	$789,700

Liabilities and Equity

Current liabilities
Trade and other payables	16	$39,286	$41,899
Unearned revenue		1,612	2,231
Current portion of debt facilities	17	9,342	15,000
Current portion of prepayment facilities	18	-	19,859
Current portion of lease obligations	19	9,456	9,594
Income taxes payable		-	618
Total current liabilities		59,696	89,201

Non-current liabilities
Debt facilities	17	40,780	-
Prepayment facilities	18	-	11,383
Lease obligations	19	5,952	7,357
Decommissioning liabilities		15,650	15,592
Other liabilities		1,332	1,334
Deferred tax liabilities	20	130,870	120,114
Total liabilities		254,280	244,981

Equity
Share capital	21	559,404	557,477
Equity reserves		60,148	59,061
Accumulated deficit		(79,252)	(71,819)
Total equity		540,300	544,719

Total liabilities and equity		$794,580	$789,700

Commitments (Note 14(d), Note 22(c)); Subsequent events (Note 24))

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2016 and 2015
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves			Retained
	Shares	Amount	Share-based payments(a)	Foreign currency translation(b)	Total equity reserves	earnings (Accumulated deficit)	Total equity
Balance at December 31, 2014	117,594,640	$430,588	$53,648	$(308)	$53,340	$36,605	$520,533
Net loss and total comprehensive loss	-	-	-	-	-	(1,105)	(1,105)
Share-based payments	-	-	1,609	-	1,609	-	1,609
Balance at March 31, 2015	117,594,640	$430,588	$55,257	$(308)	$54,949	$35,500	$521,037

Balance at December 31, 2015	155,588,238	$557,477	$59,369	$(308)	$59,061	$(71,819)	$544,719
Net loss and total comprehensive loss	-	-	-	-	-	(7,433)	(7,433)
Share-based payments	-	-	1,147	-	1,147	-	1,147
Shares issued for:
Exercise of stock options (note 21(b))	368,782	1,674	(60)	-	(60)	-	1,614
Settlement of liabilities	75,284	253	-	-	-	-	253
Balance at March 31, 2016	156,032,304	$559,404	$60,456	$(308)	$60,148	$(79,252)	$540,300

(a)	Share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company.
(b)	Foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency. All of the Company’s entities have the US dollar as their functional currency and, thus, there were no changes in the foreign currency translation reserve.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 4

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company presently owns and operates six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, and International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2015, with the exception of the adoption of the amendments to IFRSs included in the Annual Improvements 2012-2014 cycle and a number of narrow scope amendments to certain IFRSs and IASs which are effective for annual periods beginning on or after January 1, 2016. The amendments did not have an impact on the Company's unaudited condensed interim consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2015, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 22(a)) and marketable securities (Note 13). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements of First Majestic for the three months ended March 31, 2016 and 2015 were approved and authorized for issue by the Board of Directors on May 10, 2016.

3.	SIGNIFICANT ESTIMATES AND JUDGMENTS

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

3.	SIGNIFICANT ESTIMATES AND JUDGMENTS (continued)

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2016, the Company applied the critical judgements and estimates disclosed in note 3 of its audited consolidated financial statements for the year ended December 31, 2015.

4.	SEGMENTED INFORMATION

For the three months ended March 31, 2016, the Company had eight reporting segments (March 31, 2015 – seven), including six operating segments located in Mexico, one retail market segment in Canada and one metal marketing segment in Europe. “Others” consists primarily of the Company’s other development and exploration properties (Note 14), debt facilities (Note 17), prepayment facilities (Note 18), intercompany eliminations, and corporate expenses which are not allocated to operating segments.

All of the Company’s operations are within the mining industry and its major products are precious metals doré and precious and base metals concentrates which are refined or smelted into pure silver, gold, lead and zinc and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;
•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•	for which discrete financial information is available.

Management evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

	Three Months Ended March 31, 2016					At March 31, 2016
	Revenue	Cost of sales(1)	Depletion, depreciation and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
Santa Elena(2)	$23,637	$11,719	$3,820	$8,098	$4,163	$107,898	$18,483
La Encantada	17,238	11,952	4,632	654	619	101,927	28,125
La Parrilla	10,891	5,434	4,748	709	1,480	180,449	45,088
Del Toro	6,148	4,292	3,659	(1,803)	898	163,646	12,801
San Martin	8,792	4,447	1,505	2,840	976	87,311	28,136
La Guitarra	4,307	2,540	1,432	335	1,177	58,362	8,595
Canada
Coins and Bullion Sales	164	164	-	-	-	306	2
Europe
Silver Sales	14,082	14,076	-	6	-	4,866	419
Others	(18,750)	(17,362)	82	(1,470)	223	89,815	112,631
Consolidated	$66,509	$37,262	$19,878	$9,369	$9,536	$794,580	$254,280

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

4.	SEGMENTED INFORMATION (continued)

	Three Months Ended March 31, 2015					At December 31, 2015
	Revenue	Cost of sales(1)	Depletion, depreciation and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
Santa Elena(2)	$-	$-	$-	$-	$-	$136,713	$20,773
La Encantada	9,880	7,953	5,620	(3,693)	3,756	101,092	38,857
La Parrilla	12,379	8,222	4,526	(369)	4,323	179,108	29,506
Del Toro	18,069	8,367	3,141	6,561	3,295	165,587	27,164
San Martin	11,431	5,157	2,189	4,085	2,177	86,291	28,226
La Guitarra	3,406	2,509	1,658	(761)	1,633	56,351	11,920
Canada
Coins and Bullion Sales	91	123	-	(32)	-	282	1
Europe
Silver Sales	23,273	23,265	-	8	-	7,413	2,394
Others	(23,960)	(23,260)	103	(803)	575	56,863	86,140
Consolidated	$54,569	$32,336	$17,237	$4,996	$15,759	$789,700	$244,981

(1)	Cost of sales excludes depletion, depreciation and amortization.
(2)	Santa Elena was acquired on October 1, 2015.

During the three months ended March 31, 2016, the Company had five (March 31, 2015 – four) major customers that account for 100% of its doré and concentrate sales revenue. The Company had three customers that accounted for 40%, 29%, and 20% of total revenue in 2016, and three customers that accounted for 53%, 21% and 20% of total revenue in the three months ended March 31, 2015.

5.	REVENUES

Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs. Precious metals contained in doré form are sold and priced on delivery to the customer. Metals in concentrate form are sold and provisionally priced on delivery. Final settlements are based on market price at a predetermined future date, typically one month after delivery.

Revenues for the period are summarized as follows:

	Three Months Ended March 31,
	2016	2015
Gross revenue from payable metals:
Silver	$46,203	$44,925
Gold	16,602	3,192
Lead	6,902	9,732
Zinc	3,282	4,962
Gross revenue	$72,989	$62,811
Less: smelting and refining costs	(6,480)	(8,242)
Revenues	$66,509	$54,569
Silver as % of gross revenue	63%	72%

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

5.	REVENUES (continued)

The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from a designated area of its underground operations. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, subject to a 1% annual inflation commencing in April 2014.

During the quarter ended March 31, 2016, the Company delivered 3,273 ounces of gold to Sandstorm under the purchase agreement at an average price of $357 per ounce, compared to the average market price of $1,181 per ounce during the period. As at March 31, 2016, the Santa Elena mine has delivered 36,002 cumulative ounces of gold to Sandstorm.

6.	COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Three Months Ended March 31,
	2016	2015
Production costs	$33,676	$29,624
Inventory changes	1,498	711
Cost of goods sold	$35,174	$30,335
Transportation and other selling costs	1,206	1,476
Workers participation costs	131	4
Environmental duties and royalties	319	330
Other costs	432	191
	$37,262	$32,336

7.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended March 31,
	2016	2015
Corporate administration	$874	$963
Salaries and benefits	2,025	2,102
Audit, legal and professional fees	488	776
Filing and listing fees	131	129
Directors fees and expenses	168	187
Depreciation	189	182
	$3,875	$4,339

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

8.	INVESTMENT AND OTHER (LOSS) INCOME

The Company’s investment and other (loss) income are comprised of the following:

	Three Months Ended March 31,
	2016	2015
(Loss) gain from fair value adjustment of prepayment facilities	$(1,255)	$468
Gain from investment in marketable securities (Note 13)	1,017	128
Interest income and other	194	2
Equity loss on investment in associates	-	(73)
Gain from investment in derivatives	-	1,267
	$(44)	$1,792

9.	FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s prepayment facilities, debt facilities and finance leases. The Company’s finance costs in the period are summarized as follows:

	Three Months Ended March 31,
	2016	2015
Prepayment facilities	$261	$913
Debt facilities (Note 17)	354	-
Finance leases	266	415
Loss on early settlement of prepayment facilities (Note 18)	3,506	-
Silver sales and other	91	95
Accretion of decommissioning liabilities	217	197
	$4,695	$1,620

10.	EARNINGS OR LOSS PER SHARE

Basic net earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings per share adjusts basic net earnings per share for the effects of dilutive potential common shares.

The calculations of basic and diluted earnings per share for the periods ended March 31, 2016 and 2015 are based on the following:

	Three Months Ended March 31,
	2016	2015
Net loss for the period	$(7,433)	$(1,105)

Weighted average number of shares on issue - diluted(1)	155,692,432	117,594,640

Loss per share - basic and diluted	$(0.05)	$(0.01)

(1)	Diluted weighted average number of shares excludes 12,030,321 (2015 – 8,254,013) options that were anti-dilutive for the period ended March 31, 2016.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

11.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	March 31, 2016	December 31, 2015
Trade receivables	$5,214	$3,249
Value added taxes and other taxes receivable	17,586	19,674
Other	1,700	1,568
	$24,500	$24,491

At March 31, 2016, value added taxes (“VAT”) receivable was related to $8.6 million (2015 - $11.1 million) of monthly VAT filings of Nusantara, a subsidiary of the recently acquired SilverCrest Mines Inc. (“SilverCrest”), that were delayed due to a prior audit from the Mexican tax authorities. In March 2016, the Company collected $4.5 million of the outstanding balance of value added taxes related to the audit of Nusantara. The Company is now proceeding to file the remaining VAT claims for the period from June 2015 to March 2016. The Company believes the balance is fully recoverable within the next twelve months and, therefore, has not provided an allowance against this balance nor reclassified the balance as non-current.

As at March 31, 2016, other receivables include a total amount of $1.2 million (2015 - $1.1 million) receivable from First Mining Finance Corp. (“First Mining”), a related party, which is repayable on demand and bears an interest rate of 9% per annum.

12.	INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost and net realizable value. Inventories of the Company are comprised of:

	March 31, 2016	December 31, 2015
Finished goods - doré and concentrates	$1,290	$3,194
Work-in-process	1,281	1,282
Stockpile	545	93
Silver coins and bullion	191	212
Materials and supplies	16,892	17,423
	$20,199	$22,204

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at March 31, 2016, mineral inventories, which consist of stockpile, work-in-process and finished goods, include a $0.2 million (December 31, 2015 - $0.8 million) write-down which was recognized in cost of sales during the period.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

13.	OTHER FINANCIAL ASSETS

As at March 31, 2016, other financial assets consist of the Company’s investment in marketable securities and foreign exchange derivatives.

(a)	Marketable Securities

These marketable securities are classified as FVTPL financial assets, with changes in fair value recorded through profit or loss.

	March 31, 2016	December 31, 2015
First Mining Finance Corp. (TSX.V: FF)	$4,474	$3,564
Sprott Physical Silver Trust (NYSE: PSLV)	2,485	2,108
SilverCrest Metals Inc. (TSX.V: SIL)	-	29
	$6,959	$5,701

During the three months ended March 31, 2016, the Company recognized an unrealized gain of $1.0 million (March 31, 2015 - $0.1 million) related to fair value adjustments to its FVTPL marketable securities.

(b)	Foreign Exchange Derivatives

As at March 31, 2016, the Company carried foreign exchange forward contracts, with expiries in April and May 2016, to hedge its exposure on the Mexican peso. These forward contracts have a fair value of $0.8 million as at March 31, 2016 (December 31, 2015 – liability of $0.3 million) based on market quoted price.

14.	MINING INTERESTS

Mining interests primarily consist of acquisition, exploration, development and field support costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	March 31, 2016	December 31, 2015
Producing properties	$306,143	$309,295
Exploration properties (non-depletable)	78,768	78,042
	$384,911	$387,337

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

14.	MINING INTERESTS (continued)

Producing properties are allocated as follows:

Producing properties	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost
At December 31, 2014	$-	$72,491	$125,559	$61,913	$67,327	$66,259	$393,549
Acquired from SilverCrest	15,519	-	-	-	-	-	15,519
Additions	2,240	5,002	9,115	8,427	5,115	6,340	36,239
Change in decommissioning liabilities	(105)	(195)	(406)	(3)	(34)	(119)	(862)
Transfer from exploration properties	-	4,177	7,656	17,606	7,588	17,397	54,424
At December 31, 2015	$17,654	$81,475	$141,924	$87,943	$79,996	$89,877	$498,869
Additions	2,590	527	1,117	540	776	817	6,367
At March 31, 2016	$20,244	$82,002	$143,041	$88,483	$80,772	$90,694	$505,236

Accumulated depletion and impairment
At December 31, 2014	$-	$(14,549)	$(24,816)	$(12,402)	$(30,687)	$(34,696)	$(117,150)
Depletion and amortization	(544)	(15,019)	(7,287)	(5,898)	(2,953)	(5,509)	(37,210)
Impairment	-	(12,543)	(5,803)	(2,212)	-	(14,656)	(35,214)
At December 31, 2015	$(544)	$(42,111)	$(37,906)	$(20,512)	$(33,640)	$(54,861)	$(189,574)
Depletion and amortization	(570)	(2,441)	(2,727)	(1,731)	(931)	(1,119)	(9,519)
At March 31, 2016	$(1,114)	$(44,552)	$(40,633)	$(22,243)	$(34,571)	$(55,980)	$(199,093)

Carrying values
At December 31, 2015	$17,110	$39,364	$104,018	$67,431	$46,356	$35,016	$309,295
At March 31, 2016	$19,130	$37,450	$102,408	$66,240	$46,201	$34,714	$306,143

Exploration properties are allocated as follows:

Exploration properties	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2014	$-	$8,345	$15,261	$35,310	$15,175	$34,794	$37,379	$146,264
Acquired from SilverCrest	-	-	-	-	-	-	432	432
Exploration and evaluation expenditures	-	1,879	1,188	2,046	461	380	1,308	7,262
Change in decommissioning liabilities	-	-	-	-	-	-	(266)	(266)
Impairment	-	(1,456)	(463)	(635)	-	(5,233)	(13,439)	(21,226)
Transfer to producing properties	-	(4,177)	(7,656)	(17,606)	(7,588)	(17,397)	-	(54,424)
At December 31, 2015	$-	$4,591	$8,330	$19,115	$8,048	$12,544	$25,414	$78,042
Exploration and evaluation expenditures	138	3	197	142	199	45	2	726
At March 31, 2016	$138	$4,594	$8,527	$19,257	$8,247	$12,589	$25,416	$78,768

(a)	Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from a designated area of its underground operations to Sandstorm. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, adjusted for a 1% annual inflation commencing in April 2014. As at March 31, 2016, the Santa Elena mine has delivered 36,002 cumulative ounces of gold to Sandstorm.

(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine has a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine within the La Parrilla mining complex, with a maximum cumulative payable of $2.5 million. During the three months ended March 31, 2016, the Company paid royalties of $nil (2015 - $0.1 million), respectively. As at March 31, 2016, total royalties paid to date for the Quebradillas NSR are $2.4 million (December 31, 2015 - $2.4 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

14.	MINING INTERESTS (continued)

(c)	Del Toro Silver Mine, Zacatecas State

In 2013, the Company entered into several option agreements to acquire six mineral properties adjacent to the Del Toro Silver Mine, consisting of 492 hectares of mineral rights. If fully exercised, total option payments will amount to $3.3 million, of which $2.9 million has been paid, and $0.2 million is due in each of October 2016 and 2017.

(d)	La Guitarra Silver Mine, State of Mexico

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Mine. The total purchase price amounted to $5.4 million, of which $5.2 million is settled in common shares of First Majestic and $0.2 million in cash. As at March 31, 2016, the Company has paid $3.9 million, consisting of $0.2 million in cash and $3.7 million in common shares. The remaining balance of $1.5 million will be settled in three equal annual payments in October based on the Company’s volume weighted average market price at the time of the payments.

15.	PROPERTY, PLANT AND EQUIPMENT

The majority of the Company’s property, plant and equipment are used in the Company’s six operating mine segments. Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to machinery and equipment when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment(2)	Assets under Construction	Other	Total
Cost
At December 31, 2014	$120,635	$238,317	$21,206	$11,636	$391,794
Acquired from SilverCrest	703	64,116	-	-	64,819
Additions	415	4,412	13,499	415	18,741
Transfers and disposals	6,531	9,203	(16,820)	331	(755)
At December 31, 2015	$128,284	$316,048	$17,885	$12,382	$474,599
Additions	39	1,213	980	210	2,442
Transfers and disposals	311	2,167	(2,550)	(17)	(89)
At March 31, 2016	$128,634	$319,428	$16,315	$12,575	$476,952

Accumulated depreciation, amortization and impairment
At December 31, 2014	$(29,574)	$(88,632)	$-	$(6,550)	$(124,756)
Depreciation and amortization	(4,976)	(29,791)	-	(1,533)	(36,300)
Transfers and disposals	(423)	(1,356)	-	(42)	(1,821)
Impairment	(25,536)	(26,395)	-	(50)	(51,981)
At December 31, 2015	$(60,509)	$(146,174)	$-	$(8,175)	$(214,858)
Depreciation and amortization	(1,205)	(9,059)	-	(316)	(10,580)
Transfers and disposals	-	21	-	-	21
At March 31, 2016	$(61,714)	$(155,212)	$-	$(8,491)	$(225,417)

Carrying values
At December 31, 2015	$67,775	$169,874	$17,885	$4,207	$259,741
At March 31, 2016	$66,920	$164,216	$16,315	$4,084	$251,535

(1)	Included in land and buildings is $5.9 million (December 31, 2015 - $8.2 million) of land which is not subject to depreciation.
(2)	Included in property, plant and equipment is $25.7 million (December 31, 2015 - $25.5 million) of equipment under finance lease (Note 19).

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2014	$-	$100,359	$92,872	$113,329	$44,485	$20,732	$20,017	$391,794
Acquired from SilverCrest	64,819	-	-	-	-	-	-	64,819
Additions	763	6,903	3,738	2,197	3,482	1,055	603	18,741
Transfers and disposals	-	1,815	(325)	(433)	(2,362)	542	8	(755)
At December 31, 2015	$65,582	$109,077	$96,285	$115,093	$45,605	$22,329	$20,628	$474,599
Additions	1,435	89	166	216	1	315	220	2,442
Transfers and disposals	30	1,148	(3,763)	2,422	(221)	320	(25)	(89)
At March 31, 2016	$67,047	$110,314	$92,688	$117,731	$45,385	$22,964	$20,823	$476,952

Accumulated depreciation and amortization and impairment
At December 31, 2014	$-	$(36,939)	$(28,542)	$(24,684)	$(18,390)	$(12,056)	$(4,145)	$(124,756)
Depreciation and amortization	(2,935)	(11,546)	(8,809)	(5,456)	(5,003)	(1,205)	(1,346)	(36,300)
Transfers and disposals	-	(283)	(619)	(776)	280	(412)	(11)	(1,821)
Impairment	-	(14,545)	(3,687)	(24,580)	-	(2,549)	(6,620)	(51,981)
At December 31, 2015	$(2,935)	$(63,313)	$(41,657)	$(55,496)	$(23,113)	$(16,222)	$(12,122)	$(214,858)
Depreciation and amortization	(3,250)	(2,191)	(2,031)	(1,928)	(574)	(313)	(293)	(10,580)
Transfers and disposals	(2)	(561)	1,683	(1,019)	120	(214)	14	21
At March 31, 2016	$(6,187)	$(66,065)	$(42,005)	$(58,443)	$(23,567)	$(16,749)	$(12,401)	$(225,417)

Carrying values
At December 31, 2015	$62,647	$45,764	$54,628	$59,597	$22,492	$6,107	$8,506	$259,741
At March 31, 2016	$60,860	$44,249	$50,683	$59,288	$21,818	$6,215	$8,422	$251,535

16.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days.

Trade and other payables are comprised of the following items:

	March 31, 2016	December 31, 2015
Trade payables	$26,312	$28,291
Accrued liabilities	12,974	13,608
	$39,286	$41,899

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

17.	DEBT FACILITIES

In February 2016, the Company entered into an agreement with The Bank of Nova Scotia and Investec Bank PLC for a senior secured debt facility (the “Debt Facilities”) consisting of a $35.0 million term loan and a $25.0 million revolving credit facility. The debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The Debt Facilities include financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA less 50% of sustaining capital expenditures of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $436.0 million plus 80% of its positive earnings subsequent to December 31, 2015. The Debt Facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into capital leases up to $30.0 million.

Details of the Debt Facilities are as follow:

(a)	Term loan

The $35.0 million term loan is repayable in 11 equal quarterly instalments of $3.2 million in principal plus related interest, with the first instalment due in August 2016. It bears an interest rate of LIBOR plus an applicable range from 3.25% to 4.00%, depending on certain financial parameters of the Company. During the three months ended March 31, 2016, the Company incurred $0.2 million in interest (2015 –$nil) related to the term loan at an effective interest rate of 6.3%. Proceeds from the term loan were primarily used to settle the prepayment facilities (Note 18).

(b)	Revolving credit facility

The $25.0 million revolving credit facility matures in three years on February 8, 2019 and bears the same interest rate as the term loan plus a relevant standby fee from 0.81% to 1.00% from the undrawn portion of the facility. Proceeds from the revolving credit facility were used to replace the prior SilverCrest’s $15.0 million credit facility that was due to expire in June 2016. As at March 31, 2016, $16.1 million has been drawn from the facility, leaving $8.9 million available for withdrawal. During the three months ended March 31, 2016, the Company incurred $0.1 million in interest (2015 –$nil) related to the revolving credit facility.

18.	PREPAYMENT FACILITIES

In February 2016, the Company settled its prepayment facilities with Bank of America Merrill Lynch (“BAML”) for $31.6 million. As a result of the early settlement, the Company incurred $3.5 million in accelerated interest and option payments.

During the three months ended March 31, 2016, prior to the early settlement, the Company recorded an unrealized loss of $1.3 million (2015 - gain of $0.5 million) on the prepayment facilities and $0.3 million (2015 – $0.9 million) in interest expense.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

19.	LEASE OBLIGATIONS

The Company has finance leases for various mine and plant equipment. These leases have terms of 36 to 60 months with interest rates ranging from 4.8% to 6.9%. Assets under finance leases are pledged as security against lease obligations. The following is a schedule of future minimum lease payments due under the Company’s finance lease contracts:

	March 31, 2016	December 31, 2015
Less than one year	$10,201	$10,441
More than one year but not more than five years	6,241	7,700
Gross payments	16,442	18,141
Less: future finance charges	(1,034)	(1,190)
Present value of minimum lease payments	$15,408	$16,951
Statement of Financial Position Presentation
Current portion of lease obligations	$9,456	$9,594
Non-current portion of lease obligations	5,952	7,357
Present value of minimum lease payments	$15,408	$16,951

20.	INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,
	2016	2015
Net earnings before tax	$1,352	$732
Combined statutory tax rate	26.00%	26.00%
Income tax expense computed at statutory tax rate	$352	$190
Reconciling items:
Effect of different foreign statutory tax rates on earnings of subsidiaries	(144)	(244)
Impact of foreign exchange on deferred income tax assets and liabilities	(5,024)	3,093
Forfeited loss carryforwards due to deconsolidation tax liability credit(1)	16,949	-
Change in unrecognized deferred income tax asset(1)	(9,891)	(425)
7.5% mining royalty in Mexico	3,214	(1,001)
Other non-deductible expenses	182	196
Impact of inflationary adjustments	2,388	107
Other	759	(79)
Income tax expense	$8,785	$1,837

Current income tax expense	$948	$143
Deferred income tax expense	7,837	1,694
Income tax expense	$8,785	$1,837

(1)	In November 2015, the Mexican Tax Authorities enacted a new 2016 Mexican Tax Reform which introduced a provision that enables companies to settle a portion of its tax deconsolidation liability against past loss carryforwards that were reinstated by virtue of the Mexican Tax Reform of 2013. To claim this credit, the Company has to apply its past loss carryforwards at a discounted rate of 15% as compared to the Mexican corporate tax rate of 30%.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20.	INCOME TAXES (continued)

In March 2016, the Company elected to apply this new provision to reduce its deconsolidation tax liability by $14.7 million. As the Company was carrying these tax loss carryforwards as a deferred tax asset valued at $21.4 million, this effectively resulted in a one-time net $6.7 million deferred tax expense related to the value of tax loss carryforwards being written off during the period.

21.	SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is summarized in the consolidated statements of changes in equity.

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes information about stock options outstanding as at March 31, 2016:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD$/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD$/Share)	Weighted Average Remaining Life (Years)
2.01 - 5.00	3,004,460	4.78	4.73	15,380	4.23	0.21
5.01 - 10.00	4,476,299	6.48	3.26	2,603,667	6.55	2.93
10.01 - 15.00	2,348,392	10.74	2.82	1,631,664	10.71	2.78
15.01 - 20.00	1,278,400	16.64	0.71	1,278,400	16.64	0.71
20.01 - 25.40	1,561,216	21.66	1.71	1,561,216	21.66	1.71
	12,668,767	9.76	3.08	7,090,327	12.65	2.22

The movements in stock options issued during the three months ended March 31, 2016 and the year ended December 31, 2015 are summarized as follows:

	Three Months Ended March 31, 2016		Year Ended December 31, 2015
	Number of Options	Weighted Average Exercise Price (CAD$/Share)	Number of Options	Weighted Average Exercise Price (CAD$/Share)
Balance, beginning of the period	10,416,254	11.05	6,084,458	15.24
Granted	2,946,002	4.83	5,346,702	6.35
Exercised	(368,782)	5.74	-	-
Cancelled or expired	(324,707)	10.85	(1,014,906)	11.43
Balance, end of the period	12,668,767	9.76	10,416,254	11.05

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

21. SHARE CAPITAL (continued)

(b)	Stock options (continued)

During the three months ended March 31, 2016, the aggregate fair value of stock options granted was CAD$4.7 million (2015– CAD$6.5 million), or a weighted average fair value of CAD$1.61 per stock option granted (2015 – CAD$1.21).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

Assumption	Based on	Three Months Ended March 31, 2016	Year Ended December 31, 2015
Risk-free interest rate (%)	Yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life	0.59	0.80
Expected life (years)	Average of the expected vesting term and expiry term of the option	3.38	2.40
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	46.01	45.07
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	0.00	0.00

The weighted average closing share price at date of exercise for the three months ended March 31, 2016 was CAD$8.28. No options were exercised in the three months ended March 31, 2015.

22.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)	Fair value and categories of financial instruments

Financial instruments included in the condensed interim consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3:	Inputs which have a significant effect on the fair value are not based on observable market data.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a)	Fair value and categories of financial instruments (continued)

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Cash equivalents (short-term investments)	Assumed to approximate carrying value
Trade receivables (related to concentrate sales)	Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)
Marketable securities Silver futures derivatives Foreign exchange derivatives	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position

Financial Instruments Measured at Amortized Costs	Valuation Method
Cash and cash equivalents Trade and other receivables Trade and other payables	Approximated carrying value due to their short-term nature
Finance leases Debt facilities	Assumed to approximate carrying value

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	March 31, 2016			December 31, 2015
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivables	$2,233	$-	$2,233	$2,233	$-	$2,233
Marketable securities	6,959	6,959	-	5,701	5,701	-
Foreign exchange derivatives	792	792	-	-	-	-
Financial liabilities
Prepayment facilities	-	-	-	31,242	(1,750)	32,992

There were no transfers between levels 1, 2 and 3 during the three months ended March 31, 2016 and 2015.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(b)	Capital risk management

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, prepayment facilities, lease obligations, net of cash and cash equivalents as follows:

	March 31, 2016	December 31, 2015
Equity	$540,300	$544,719
Debt facilities	50,122	15,000
Prepayment facilities	-	31,242
Lease obligations	15,408	16,951
Less: cash and cash equivalents	(61,733)	(51,018)
	$544,097	$556,894

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 17). As at March 31, 2016 and December 31, 2015, the Company was in compliance with these covenants.

(c)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 11).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international customers. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through two international organizations with good credit ratings. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)	Financial risk management (continued)

Liquidity	Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

The following table summarizes the maturities of the Company’s financial liabilities and commitments based on the undiscounted contractual cash flows:

	Carrying Amount as at	Contractual	Less than	1 to 3	4 to 5	After 5
	March 31, 2016	Cash Flows	1 year	years	years	years
Trade and other payables	$39,286	$39,286	$39,286	$-	$-	$-
Debt facilities	50,122	55,808	11,561	44,247	-	-
Finance lease obligations	15,408	16,442	10,201	6,181	60	-
	$104,816	$111,536	$61,048	$50,428	$60	$-

At March 31, 2016, the Company had working capital of $57.9 million (2015 – $15.6 million). The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	March 31, 2016
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$2,563	$1,211	$4,474	$(984)	$-	$7,264	$726
Mexican peso	2,579	18,075	-	(20,094)	7,000	7,560	756
	$5,142	$19,286	$4,474	$(21,078)	$7,000	$14,824	$1,482

	December 31, 2015
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$1,980	$1,297	$-	$(1,027)	$-	$2,250	$225
Mexican peso	1,894	20,643	-	(18,258)	3,675	7,954	795
	$3,874	$21,940	$-	$(19,285)	$3,675	$10,204	$1,020

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22.	FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)	Financial risk management (continued)

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

	March 31, 2016
	Silver	Gold	Lead	Zinc	Effect of +/- 10% change in metal prices
Metals subject to provisional price adjustments	$466	$74	$203	$102	$845
Metals in doré and concentrates inventory	77	56	34	4	171
	$543	$130	$237	$106	$1,016

	December 31, 2015
	Silver	Gold	Lead	Zinc	Effect of +/- 10% change in metal prices
Metals subject to provisional price adjustments	$428	$44	$201	$77	$750
Metals in doré and concentrates inventory	174	198	36	18	426
Prepayment facilities	-	-	(2,833)	(480)	(3,313)
	$602	$242	$(2,596)	$(385)	$(2,137)

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments and debt facilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at March 31, 2016, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities. The Company’s finance leases bear interest at fixed rates.

Based on the Company’s interest rate exposure at March 31, 2016, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

23.	SUPPLEMENTAL CASH FLOW INFORMATION

		Three Months Ended March 31,
	Note	2016	2015
Adjustments to reconcile net earnings to operating cash flows before movements in working capital:
Gains from silver derivatives and marketable securities	13	$(1,017)	$(1,395)
Loss (gain) on fair value adjustment on prepayment facilities	18	586	(1,218)
Equity loss on investment in associates		-	73
Unrealized foreign exchange gain and other		(1,858)	(1,526)
		$(2,289)	$(4,066)
Net change in non-cash working capital items:
Increase in trade and other receivables		$(9)	$(1,965)
Decrease in inventories		2,039	958
Increase in prepaid expenses and other		(424)	(747)
(Decrease) increase in income taxes payable		(877)	587
Decrease in trade and other payables		(2,014)	(7,166)
		$(1,285)	$(8,333)

24.	SUBSEQUENT EVENTS

The following significant events occurred subsequent to March 31, 2016:

a)	In April 2016, the Company announced a CAD$50.0 million bought-deal private placement with a syndicate of underwriters for the issuance of 4,566,000 common shares at a price of CAD$10.95 per common share, with an overallotment option to purchase up to an additional 15% of the number of shares issued. The private placement is scheduled to close on or before May 12, 2016;
b)	479,300 stock options were exercised for proceeds of CAD$3.1 million;
c)	50,000 stock options with a five year expiry and an average exercise price of CAD$8.45 were granted; and
d)	24,625 stock options were cancelled or expired.

Pursuant to the above subsequent events, the Company has 156,511,604 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors (see Note 2).

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

First Majestic Silver Corp. 2016 First Quarter Report	Page 23